SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 15, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-	☐	Form 40-F-	☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:	☐	No:	☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)

Enclosed:

Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 15, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

March 15, 2005

Ivanhoe Mines Delivers ASX Preliminary Final Report

Sydney, Australia — Ivanhoe Mines announced today that it has delivered its Preliminary Final Report for the year ended December 31, 2004, with the Australian Stock Exchange (ASX) in compliance with ASX listing rules.

This Preliminary Final Report is based on financial statements which are in the process of being audited and as such may be subject to change. Audited annual financial information will only be filed with the Canadian securities administrators and the United States Securities and Exchange Commission, and lodged with the Australian Stock Exchange, on or prior to March 31, 2004.

Information contained in the ASX preliminary final report is provided solely for purposes of compliance with ASX listing rules and does not constitute a filing of annual financial information for the purposes of other applicable securities laws. Readers are cautioned to rely only upon the company’s audited annual financial information as subsequently filed with applicable securities regulators.

Ivanhoe’s shares are listed on the New York, Toronto and Australian stock exchanges under the symbol IVN.

Information contacts: Investors: Bill Trenaman / Media: Bob Williamson +1.604.688.5755